SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          K.L.S. ENVIRO RESOURCES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   482530102
                                 (CUSIP Number)

                             Jeffrey M. Jones, Esq.
                       DURHAM, EVANS, JONES & PINEGAR, P.C.
                     50 South Main Street, 850 Key Bank Tower
                           Salt Lake City, Utah  84144
                            TELEPHONE: (801) 538-2424
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 6, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       SCHEDULE 13D                            Page 2 of 9



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1.  NAME OF REPORTING PERSON                                  SMD, L.L.C.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE                87-0541037
    PERSON
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                  N/A
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5.  CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Utah
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NUMBER OF         7.       SOLE VOTING POWER                   8,771,087*
SHARES          ------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                       0
OWNED BY        ------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER              8,771,087*
REPORTING       ------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                  0
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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY            8,771,087*
             EACH REPORTING PERSON
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                [ ]
             (11) EXCLUDES CERTAIN SHARES
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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                37.7%
             ROW (11)
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14.          TYPE OF REPORTING PERSON                                  OO**
----------------------------------------------------------------------------

* Includes 2,125,587 shares of common stock held of record by the Reporting Person, 20,500 shares of common stock held of record by a trust controlled by or under common control with the Reporting Person, 500,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Preferred Stock owned of record by Reporting Person, and 6,125,000 shares of common stock issuable upon exercise of presently exercisable purchase warrants.

**   The Reporting Person is a limited liability company.

                       SCHEDULE 13D                            Page 3 of 9


----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                             RAYMOND H. KURZON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE           ###-##-####
    PERSON
----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [ ]
    GROUP                                                            (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                   N/A
----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.
----------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                 1,467,444*
SHARES           -----------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                       0
OWNED BY         -----------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER            1,467,444*
REPORTING        -----------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                  0
----------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY          1,467,444*
             EACH REPORTING PERSON
----------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW               [X]**
             (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN             8.5%
             ROW (11)
----------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                              IN
----------------------------------------------------------------------------

* Includes 1,317,444 shares of common stock owned of record by the Reporting Person and 150,000 shares of common stock underlying presently exercisable stock options.

** Reported beneficial ownership of Reporting Person excludes 861,095 shares of common stock transferred by Reporting Person to holding company of which Reporting Person is 30% shareholder. Also excludes 388,905 shares of common stock transferred to that holding company by persons other than the Reporting Person and 250,000 shares of common stock purchased by that entity directly from the issuer. See Items 3 and 5(c) below.

                          SCHEDULE 13D                          Page 4 of 9

     This Statement constitutes Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D (the "Initial 13D") filed by SMD, L.L.C., a Utah limited liability company ("SMD"), and Raymond H. Kurzon, an individual ("Kurzon") (Kurzon and SMD are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons"), dated as of August 12, 1996 and amended as of February 7, 1997 (Amendment No. 1"), pertaining to the Reporting Persons' beneficial ownership of the common stock of K.L.S. Enviro Resources, Inc., a Nevada corporation ("KLS"). This Amendment is being filed to reflect certain changes in the beneficial ownership of the Reporting Persons since the filing of Amendment No. 1 and to reflect that in November 1997 Kurzon transferred 700,000 shares and in December 1997 he transferred 161,095 shares of KLS common stock beneficially owned by him to a privately owned holding entity of which Kurzon is a 30% equity owner. Except as amended below, the information set forth in the Initial 13D, as amended by Amendment No. 1 remains unchanged.

ITEM 1.    SECURITY AND ISSUER.

     Item 1 of the Initial 13D is hereby amended to reflect a change in the business address of the Issuer, and is set forth, as amended, in its entirety as follows:

         (a)  Name and Address of Principal Executive Offices of Issuer:

                       K.L.S. Enviro Resources, Inc.
                       5500 East Loop 820 South, Suite 100
                       Fort Worth, Texas  76119-6571

         (b)  Title and Class of Equity Securities:      Common Stock


ITEM 2.    IDENTITY AND BACKGROUND.

     Item 2 of the Initial 13D is hereby amended to reflect a change in the business address of Mr. Kurzon, and is set forth, as amended, in its entirety as follows:

     This Statement is jointly filed by SMD, L.L.C. and Raymond H. Kurzon (each or collectively, a "Reporting Person").

     SMD, L.L.C.

         (a)  Name of Person Filing:    SMD, L.L.C., a Utah limited
                                        liability company.

                                   The managers of SMD, L.L.C. are
                                   set forth on Appendix A attached
                                   to the Initial 13D.

         (b)  Principal Business:       Investment management on behalf of
                                        members.

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                       SCHEDULE 13D                            Page 5 of 9

         (c)  Address of Principal Business and Principal Office:

                    1225 Eagle Gate Tower
                    60 East South Temple Street
                    Salt Lake City, Utah  84111

         (d)  Criminal Proceedings:

                    During the last five years neither SMD, L.L.C. nor any manager of SMD, L.L.C. has been convicted in any criminal proceeding.

         (e)  Civil Proceedings:

                    During the last five years neither SMD, L.L.C. nor any manager of SMD, L.L.C. has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f)  State of Organization:    Utah

RAYMOND H. KURZON

         (a)  Name of Person Filing:    Raymond H. Kurzon

         (b)  Business Address:    5500 East Loop 820 South, Suite 100
                                   Fort Worth, Texas  76119-6571

         (c)  Present Principal Occupation:

                    Mr. Kurzon presently is the President and a Director of the Issuer, K.L.S. Enviro Resources, Inc.

         (d)  Criminal Proceedings:

                    During the last five years Mr. Kurzon has not been convicted in any criminal proceeding.

         (e)  Civil Proceedings:

                    During the last five years Mr. Kurzon has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                       SCHEDULE 13D                            Page 6 of 9

         (f)  Citizenship:    U.S.


ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

SMD, L.L.C.

    (a)     Number of Shares Beneficially Owned:       2,146,087 shares

            Right to Acquire:                          6,625,000 shares

            Percent of Class: 37.7% (based upon 17,170,997 shares of common stock deemed to be issued and outstanding based on representations set forth in KLSE's annual report on Form 10-KSB for the fiscal year ended September 30, 1997 and accounting for the unissued shares of common stock underlying the Series A Preferred Stock and the purchase warrant).

    (b)     Sole Power to Vote, Direct the Vote of, or Dispose of Shares:
            8,771,087 shares

    (c)     Recent Transactions:

          On or around August 11, 1997, and September 1, 1997, SMD sold a total of 208,330 shares and 227,083 shares, respectively, of restricted common stock of KLS pursuant to private resales exempt from the registration requirement of the Securities Act of 1933, as amended (the "Securities Act") to several individuals who are present shareholders and/or employees of KLS. SMD sold these shares to reward certain shareholders for their long-term support of the Company and incentivize certain other persons who are employees of the Company. SMD sold such securities for $.48 per share, the per share price for which SMD originally acquired such shares in August 1996.

          On or around October 23, 1997, and in order to raise additional equity capital for KLS without further dilution to existing shareholders, SMD gave warrants to purchase 225,000 shares of common stock to five unrelated individuals. In return for its assignment of such warrants, SMD received no cash or non-cash compensation or other consideration of any kind or type from the recipients of those warrants or from KLS. The exercise price of such warrants was $.40 per share. The recipients of those warrants subsequently exercised those options, resulting in a cash investment in KLS of a total of $90,000.

          On or around January 6, 1998, and in order to raise additional equity capital for KLS, SMD gave warrants to purchase 250,000 shares of common stock to Sharpshooter Resources, Inc., a Texas corporation that is not affiliated with SMD in any way, but which is owned, in part, by Kurzon ("Sharpshooter Texas"). In return for its assignement of such warrants, SMD received no

                       SCHEDULE 13D                            Page 7 of 9

            cash or non-cash compensation or other consideration of any kind or type from Sharpshooter Texas or from KLS. The exercise price of those warrants was $.40 per share. Sharpshooter Texas subsequently exercised those warrants, resulting in a cash investment in KLS of $100,000.

            SMD disclaims beneficial ownership of presently exercisable options to purchase a total of 450,000 shares of KLS's common stock, which options were granted to Messrs. Studdert (150,000 shares), Murdock (150,000 shares) and Dudley (150,000 shares) on December 31, 1996 in connection with the adoption by KLS's board of directors of a directors' stock option plan. Messrs. Studdert, Murdock and Dudley are the managers and control persons of SMD.

    (d)     Rights with Respect to Dividends or Sales Proceeds:  N/A

    (e)     Date of Cessation of Five Percent Beneficial Ownership: N/A

RAYMOND H. KURZON

    (a)     Number of Shares Beneficially Owned:   1,317,444   shares

            Right to Acquire:                        150,000   shares

            Percent of Class: 8.5% (based upon 17,170,997 shares of
                               common stock issued and outstanding based on representations set forth in KLS's annual report on Form 10-KSB for the fiscal year ended September 30, 1997 and accounting for the presently unissued shares issuable upon the exercise of Mr. Kurzon's stock options).

    (b)     Sole power to Vote, Direct the Vote of, or Dispose of Shares:
            1,467,444 shares

    (c)     Recent Transactions:

          On November 7, 1997 and December 3, 1997, Mr. Kurzon transferred 700,000 and 161,095 shares of restricted common stock, respectively, to Sharpshooter Resources, Inc., a Nevada corporation and investment holding entity that was the predecessor in interest of Sharpshooter Texas ("Sharpshooter Nevada"), in return for which Mr. Kurzon received a total of 3,683,430 shares of the common stock of Sharpshooter Texas, into which Sharpshooter Nevada was merged effective as of January 1, 1998. Sharpshooter Texas is an investment holding entity that holds securities of entities other than KLS. In addition to Mr. Kurzon's transfer, several other individuals who are shareholders of KLS (including Mr. Wyman Au, a director of KLS) contributed, in the aggregate, 388,905 shares of KLS common stock to Sharpshooter Nevada (which was then merged into Sharpshooter Texas). In connection with that transaction, all

                       SCHEDULE 13D                            Page 8 of 9

          of the KLS shareholders who contributed KLS stock to Sharpshooter Texas received, in the aggregate, 6,139,050 shares of Sharpshooter Texas common stock, constituting 50% of the total issued and outstanding common stock of Sharpshooter Texas. Moreover, on January 6, 1998, SMD assigned to Sharpshooter Texas options to purchase 250,000 shares of KLS common stock at $.40 per share, which options were assigned by SMD for no consideration and subsequently exercised on January 6, 1998. Pursuant to a voting trust agreement among Mr. Kurzon, as trustee, and the other KLS shareholders who transferred stock to Sharpshooter Texas, Mr. Kurzon controls the voting of 50% of the common stock of Sharpshooter Texas. None of the shares of KLS common stock owned of record by Sharpshooter Texas are included in the number of shares of KLS common stock beneficially owned by Mr. Kurzon as set forth above. Sharpshooter Texas and its affiliates and shareholders have no relationship of any kind with SMD and its affiliates and owners.

    (d)   Rights with Respect to Dividends or Sales Proceeds:  N/A

    (e)   Date of Cessation of Five Percent Beneficial Ownership: N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The discussion set forth in Item 5(c) (Raymond H. Kurzon) is incorporated herein by reference.

                       SCHEDULE 13D                            Page 9 of 9

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 28, 1998.

                                        SMD, L.L.C.



                                        By: /s/ Thomas A. Murdock
                                         ---------------------------------
                                            Thomas A. Murdock, Manager



                                        /s/ Raymond H. Kurzon
                                        ------------------------------------
                                          Raymond H. Kurzon, Individually